EXHIBIT 2

                  [ON JACKSON BOULEVARD FUND, LTD. LETTERHEAD]

                                February 3, 1997

   Ms. Mary Beth Poronsky Stull
   Damen Financial Corp.
   200 West Higgins
   Schaumburg, IL 60195

   Dear Mary Beth;

   We are in receipt of many pieces of recent correspondence from Damen Financial Corporation including your year-end proxy statement and various press releases. My office has also had conversations with you and Jerry Gartner.

   I recently voted 370,000 shares in favor of your re-election and that of Janine's.

   I am writing to express my disappointment with the current situation regarding Damen Financial Corporation.

   The stock opened in October of 1996 at around $11.75 per share. Since that opening day, the stock has grown approximately 10%. This 10% growth is very low relative to all the other savings and loans, not only in the Chicagoland area, but on a national level. The average thrift stock during the same period of time is probably up in excess of 30%.

   I think there are two primary reasons for the poor performance of Damen Financial.

   1.        Damen's failure to properly carry out a stock buy back program.

   2. The ever increasing cost of running Damen Financial (salaries, overhead, etc.) versus the lack of increase in additional revenues. Officers' compensation, for example, is up dramatically without any stock price increase.

   Book value of the company is virtually unchanged in the last 15 months. No buybacks have taken place since approximately October 1st.
   Additionally, no special dividends have been paid.

   As I have indicated to you in telephone conversations, I find fault with the advice that Damen has been receiving. I think you need to reconsider your source of advice. I think you need someone to guide you through buyback programs, return of capital issues, and efficiency ratio analysis.


   I urge you to consider adding two spots to the Board of Director. I think these two spots could be filled from the quality financial talent available in the Chicagoland area. I would be available to give you a number of qualified individuals that would be capable of serving on your Board.

   I would suggest you consider interviewing Mr. J. Dennis Huffman as a possible board member. Mr. Huffman was Chief Lending Officer and COO at Beverly Bank in Chicago. He also served three years with the Resolution Trust Corporation (RTC) in their Savings and Loan area. He could assist you in strategic planning, corporate restructuring, various corporate lending areas and perhaps coordinate with advisors such as Robert Baird or Chicago Corp. I urge you to reinstate your buyback program and pay a special dividend. I stand ready to meet with you at your earliest convenience to discuss these issues and look forward to seeing you at the annual meeting.

   I am sure, with the proper implementation of these procedures, Damen Financial can thrive in this marketplace and all shareholders will be properly compensated for their investment and risk.

   Thanks, in advance, for your cooperation on these issues.

   Very truly yours,

   /s/ Paul J. Duggan

   Paul J.  Duggan

   PJD/sr